

August 30, 2012

Via E-mail
Daniel T. Noreck
Chief Financial Officer
Providence and Worcester Railroad Company
75 Hammond Street,
Worcester, Massachusetts 01610

Re: Providence and Worcester Railroad Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed on March 23, 2012
Form 8-K
Filed on April 6, 2012
File No. 001-12761

Dear Mr. Noreck:

 We have reviewed your response letter dated August 1, 2012 and have the following comment.

Please respond to this letter within 10 business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K filed on April 6, 2012

1.   We note your response to our prior comment 1. However, it is not clear what revenue generating activity you performed to earn revenue. Based on the information you provided in your response, it appears that Amtrak provided the various components of consideration to you as a part of the settlement agreement due to their failure to perform under the original 1978 agreement rather than as a result of services you provided to them and, as such, this transaction should be accounted for as a gain or other income as appropriate. Please tell us the nature of the original 1978 agreement and what originally caused Amtrak to be obligated to you. Please also explain why Amtrak's obligation to you should be recognized as revenues (i.e., describe the earnings process).

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief